FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.	News Release dated October 18, 2004 (“RIM CFO To Present at Lehman Brothers Investor Meeting") News Release dated October 18, 2004 (“RIM Previews New BlackBerry Hanheld For WLAN Networks")	Page No 1 3

Document 1

October 18, 2004

FOR IMMEDIATE RELEASE

RIM CFO TO PRESENT AT LEHMAN BROTHERS INVESTOR MEETING

Waterloo, Canada – Dennis Kavelman, Chief Financial Officer at Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), will present at the Lehman Brothers Investor Meeting in New York City on Monday, October 18, 2004. The presentation, which is scheduled to begin at approximately 12:00 p.m. Eastern Time, will be available via live audio webcast on RIM’s website and can be accessed by logging on at www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
RIM Investor Relations
519.888.7465
investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Document 2

October 18, 2004

FOR IMMEDIATE RELEASE

RIM Previews New BlackBerry Handheld for WLAN Networks

BlackBerry 7270 Integrates Support for VoWLAN and Wireless Enterprise Applications in a Single Device; BlackBerry Enterprise Server 4.0 Adds WLAN Support

Orlando, FL — Gartner ITXPO Symposium — Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) is demonstrating a new BlackBerry Wireless Handheld™ today at the Gartner ITXPO Symposium (booth #515) that operates on 802.11b networks and incorporates both voice and data capabilities. The BlackBerry 7270™ will be the first BlackBerry® handheld to feature VoIP and WLAN support.

The new handheld is expected to be commercially available early next year, but RIM has been testing functional prototypes internally and will begin external customer trials with select organizations starting next month. The BlackBerry 7270 will operate in conjunction with RIM’s new BlackBerry Enterprise Server™ v4.0* providing a robust platform for customers and ISV’s to extend enterprise applications and workflow enhancements to millions of workers whose jobs require on-premises mobility.

Together, the BlackBerry 7270 and BlackBerry Enterprise Server v4.0 provide a breakthrough solution for on-premises workers that can benefit from an all-in-one mobile device for phone, intranet and email:

VoWLAN — The BlackBerry 7270 supports VoIP telephony that essentially extends desktop phone functionality to a BlackBerry wireless handheld allowing the user to place and receive calls on the go. It utilizes SIP-based call control to deliver standards-based interoperability with IP PBX and traditional corporate telephony equipment. With the BlackBerry 7270, employees can perform their job with greater flexibility and efficiency through improved communications.

Wireless Enterprise Applications — The BlackBerry 7270 can interact with enterprise data applications via the Mobile Data Service (MDS) feature of BlackBerry Enterprise Server v4.0, allowing ISV’s and developers to extend enterprise applications to a wider range of employees and scenarios. With the advanced browsing and application development capabilities introduced in v4.0, the opportunities for both ‘push’ and ‘pull’ based wireless applications are extensive, including opportunities within customer service, IT management, facilities management, administrative services and many others.

Wireless Email — BlackBerry Enterprise Server v4.0 tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise™ and to enable secure, push-based, wireless access to email with single mailbox integration. Users can read, compose, forward, reply, file or delete messages at their convenience.

— more —

“We are extending the key benefits and differentiators of the BlackBerry wireless platform to WLAN networks and enhancing on-premises mobility for our enterprise customers. The inherent advantages of the BlackBerry platform such as security, back-end integration, manageability, ease-of-use, power management and push technology will provide a uniquely strong foundation for customers that want an integrated wireless VoIP and data solution,” said Mike Lazaridis, President and Co-CEO at RIM. “A growing number of customers already have WLAN coverage throughout their organization and a large majority of our BlackBerry Enterprise Server customers are deploying or testing WLAN networks. As such, we believe this is an excellent opportunity to widen the productivity and workflow benefits of BlackBerry inside organizations while maintaining a common architecture and infrastructure on the back-end for both local and wide-area wireless networks.”

The BlackBerry 7270 provides on-premises workers with the capability to stay connected when they’re away from their desk (wherever their organization has deployed WLAN coverage). Corporate and government organizations can provide users with the flexibility of a wireless VoIP phone that is tied into their existing PBX telephony together with always-on access to email, intranet, Internet and organizer applications.

This new BlackBerry solution for WLAN networks will support a wide variety of industries and environments including manufacturing, retail, hospitality, education and healthcare.

Further details on the new BlackBerry 7270 and general availability will be announced at a later date.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com

Investor Contact
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

_________________

* General availability of BlackBerry Enterprise Server v4.0 is expected later this year.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 18, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller